UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of October 2022

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 3 October 2022 entitled ‘Total voting rights and issued capital’
99.2Media release dated 2 October 2022 entitled ‘Rio Tinto calls for resignation of Energy Resources of Australia Chairman’
99.3Media release dated 6 October 2022 entitled ‘Rio Tinto welcomes ERA board renewal’
99.4Media release dated 6 October 2022 entitled ‘Rio Tinto partners with Voltalia for renewable solar power at Richards Bay Minerals’
99.5Stock Exchange announcement dated 7 October 2022 entitled ‘Rio Tinto provides update on Communities and Social Performance commitments’
99.6Media release dated 11 October 2022 entitled ‘Rio Tinto partners with Government of Canada to decarbonize RTFT and boost critical minerals processing’
99.7Media release dated 13 October 2022 entitled ‘Scania and Rio Tinto agree to develop autonomous haulage solutions supporting a pathway to lower emissions mining’
99.8Stock Exchange announcement dated 14 October 2022 entitled ‘Notification of cessation of +securities’
99.9Stock Exchange announcement dated 14 October 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.10Stock Exchange announcement dated 14 October 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.11Stock Exchange announcement dated 18 October 2022 entitled ‘Rio Tinto plc – Block Listing’
99.12Stock Exchange announcement dated 18 October 2022 entitled ‘Rio Tinto modernizes joint venture to develop Rhodes Ridge iron ore project’
99.13Stock Exchange announcement dated 20 October 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.14Stock Exchange announcement dated 20 October 2022 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.15Stock Exchange announcement dated 24 October 2022 entitled ‘Notification of cessation of +securities’
99.16Stock Exchange announcement dated 24 October 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.17Stock Exchange announcement dated 24 October 2022 entitled ‘Notification of Issue, Conversion or Payment up of Unquoted Equity Securities’
99.18Stock Exchange announcement dated 31 October 2022 entitled ‘Block Listing Six Monthly Return’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 November 2022	Date	1 November 2022